Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM SECURES 1ST DESIGN WIN WITH
FAST-TRACK CYBER SECURITY COMPANY

- Initial Field Implementation: ~$1M of Intelligent Bypass Switches (IBS) For
Fortune 500 Healthcare Company; Strong Long-Term Prospects -

KFAR SAVA, Israel— June 13, 2016 , - Silicom Ltd. (NASDAQ: SILC) today announced that it has achieved its first Design Win from a fast-growing Cyber Security company for Intelligent Bypass Switch (IBS) products that it will use as part of its security solution for a Fortune 500 healthcare company.

Before selecting Silicom for the Design Win, both the cyber security company, which specializes in intrusion prevention solutions, and its client, the giant healthcare company, evaluated and qualified Silicom’s IBS offerings.

To date, the orders that Silicom has received from this Design Win have totaled approximately $500,000, and another $500,000 order is expected to be received soon. In addition, the cyber security company has begun planning a next-generation security system that will use additional Silicom Bypass products.

“We are proud that these trend-setting companies have turned to Silicom as their source for critical Intelligent Bypass products, confirming once again the innovation of our concepts, the quality of our technology and the depth of our understanding of the Cyber space,” commented Shaike Orbach, Silicom’s President & CEO.

“This Design Win is a demonstration that not only our OEM customers themselves, but also their major Enterprise and Service Provider customers recognize and demand the performance edge of our products. Consequently, we have begun to enjoy increased exposure that we believe will translate into increased sales into next-generation Cloud, SDN and NFV infrastructure systems.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com